   As filed with the Securities and Exchange Commission on February 16, 2001
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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                     ____________________________________
                                  SCHEDULE TO
                                 (Rule 13e-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      ____________________________________
                              DIGIMARC CORPORATION
                       (Name of Subject Company (Issuer))
                      ____________________________________
                              DIGIMARC CORPORATION
                       (Name of Filing Person (Offeror))

 Certain Options Under the Digimarc Corporation 1999 Stock Incentive Plan, as amended, and the Digimarc Corporation 2000 Non-Officer Employee Stock Incentive Plan to Purchase Common Stock, par value $0.001 per share, That Have an Exercise
                     Price of $20.00 Per Share or Greater
                        (Title of Class of Securities)

                                  253807 10 1

                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                  Bruce Davis
                     President and Chief Executive Officer
                             Digimarc Corporation
                       19801 S.W. 72nd Avenue, Suite 250
                            Tualatin, Oregon  97062
                          Telephone:  (503) 885-9699
                     ____________________________________
         (Name, Address and Telephone Number of Persons Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                     ____________________________________
                                   Copy to:

                             Gavin B. Grover, Esq.
                             Morrison & Foerster llp
                             425 Market Street
                             San Francisco, CA  94105-2482
                             Telephone:  (415) 268-7000
                     ____________________________________
                           Calculation of Filing Fee

===============================================================================
         Transaction Valuation*                    Amount of Filing Fee
-------------------------------------------------------------------------------
              $33,387,379                                $6,677.48
===============================================================================
     *Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 828,060 shares of common stock of Digimarc Corporation having a weighted average exercise price of $40.32 as of February 13, 2001 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

     [_]  Check box if any part of the fee is offset as provided by Rule 0-11
     (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:      Not applicable.
          Form or Registration No.:    Not applicable.
          Filing party:                Not applicable.
          Date filed:                  Not applicable.

     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

          [_] third party tender offer subject to Rule 14d-1.
          [X] issuer tender offer subject to Rule 13e-4.
          [_] going-private transaction subject to Rule 13e-3.
          [_] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

ITEM 1.  Summary Term Sheet.

     The information set forth under "Summary Term Sheet" in the Offer to Exchange is incorporated herein by reference.

ITEM 2.  Subject Company Information.

     (a) Name and Address.

     The name of the issuer is Digimarc Corporation, a Delaware corporation
(the "Company"). The Company's principal executives offices are located at 19801 S.W. 72nd Avenue, Suite 250, Tualatin, Oregon 97062, and its telephone number is
(503) 885-9699. The information set forth in the Offer to Exchange under "Information Concerning Digimarc" is incorporated herein by reference.

     (b) Securities.

     This Schedule TO relates to an offer by the Company to exchange all options outstanding under the Digimarc Corporation 1999 Stock Incentive Plan, as amended, and the Digimarc Corporation 2000 Non-Officer Employee Stock Incentive Plan, as amended (collectively, the "Plans"), to purchase shares of the Company's common stock, par value $.001 per share (the "Common Stock"), having an exercise price of $20.00 or more and held by option holders who have not received options after August 14, 2000 (the "Eligible Options") for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Plans, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal. The Letter of Transmittal and the Offer to Exchange, as they may be amended from time to time, are together referred to as the "Offer"). The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the Eligible Options that are accepted for exchange and canceled. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction,"
Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

     (c) Trading Market and Price.

     The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3.  Identity and Background of Filing Person.

     (a) Name and Address.

     The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  Terms of the Transaction.

     (a) Material Terms.

     The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"),
Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences"), and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b) Purchases.

     Not applicable.

ITEM 5.  Past Contacts, Transactions, Negotiations and Agreements.

     (e) Agreements Involving the Subject Company's Securities.

     The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6.  Purposes of the Transaction and Plans or Proposals.

     (a) Purposes.

     The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

     (b) Use of Securities Acquired.

     The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) Plans.

     The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.  Source and Amount of Funds or Other Consideration.

     (a) Source of Funds.

     The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

     (b) Conditions.

     The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

     (d) Borrowed Funds.

     Not applicable.

ITEM 8.  Interests in Securities of the Subject Company.

     (a) Securities Ownership.

     Not applicable.

     (b) Securities Transactions.

     The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9.  Person/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or Recommendations.

     Not applicable.

ITEM 10. Financial Statements.

     (a) Financial Information.

     Not applicable.

     (b) Pro Forma Information.

     Not applicable.

ITEM 11. Additional Information.

     (a) Agreements, Regulatory Requirements and Legal Proceedings.

     The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b) Other Material Information.

     Not applicable.

ITEM 12. Exhibits.

     (a)(1)(A) Offer to Exchange, dated February 16, 2001

     (a)(1)(B) Form of Letter of Transmittal

     (a)(1)(C) Form of Letter to Eligible Option Holders

     (b)       Not applicable

     (d)(1)    Digimarc Corporation 1999 Stock Incentive Plan, as amended

     (d)(2) Form of Option Agreement pursuant to Digimarc Corporation 1999 Stock Incentive Plan

     (d)(3)    Digimarc Corporation 2000 Non-Officer Employee Stock Incentive
               Plan

     (d)(4) Form of Option Agreement pursuant to Digimarc Corporation 2000 Non-Officer Employee Stock Incentive Plan

     (g)       Not applicable

     (h)       Not applicable

ITEM 13.  Information Required by Schedule 13E-3.

     Not applicable.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: February 16, 2001           DIGIMARC CORPORATION


                                   By: /s/ E. K. Ranjit
                                      ----------------------------
                                   Name:   E. K. Ranjit
                                   Title:  Chief Financial Officer and Secretary

                                 EXHIBIT INDEX

ITEM 14.  Exhibits.

   (a)(1)(A)   Offer to Exchange, dated February 16, 2001

   (a)(1)(B)   Form of Letter of Transmittal

   (a)(1)(C)   Form of Letter to Eligible Option Holders

   (d)(1)      Digimarc Corporation 1999 Stock Incentive Plan, as amended

   (d)(2) Form of Option Agreement pursuant to Digimarc Corporation 1999 Stock Incentive Plan

   (d)(3)      Digimarc Corporation 2000 Non-Officer Employee Stock Incentive
               Plan

   (d)(4) Form of Option Agreement pursuant to Digimarc Corporation 2000 Non-Officer Employee Stock Incentive Plan